FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

March  2006

Rubicon Minerals Corporation
(Translation of Registrant‚s Name into English)

1540 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20	___X___	Form 40-F	______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	______	No	___X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RUBICON MINERALS CORPORATION

Date: March 29, 2006	By:	“Robert G. Lewis”
Robert G. Lewis
Chief Financial Officer

NEWS RELEASE TRANSMITTED BY CCN MATTHEWS

FOR:   Rubicon Minerals Corporation
TSX Symbol:   RMX
AMEX Symbol:   RBY

March 29, 2006

RUBICON MINERALS CORPORATION ANNOUNCES C$10 MILLION BOUGHT
DEAL FINANCING

Toronto, Ontario-(CCN Matthews — March 29, 2006)

RUBICON MINERALS CORPORATION (TSX:RMX)(AMEX:RBY) is pleased to announce that it has entered into an agreement pursuant to which an underwriting syndicate has agreed to purchase 6,800,000 common shares of Rubicon, at a price of C$1.48 per common share for aggregate proceeds to Rubicon of approximately C$10 million. Rubicon has granted the underwriters the option to purchase up to an additional 1,000,000 common shares at C$1.48 per share at any time up to one business day prior to closing. Rubicon has agreed to pay to the Underwriters at closing a cash commission equal to 6% of the aggregate proceeds raised under the offering. The offering is scheduled to close on or about April 12, 2006 and closing is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the TSX and AMEX. The securities issued pursuant to the offering will be subject to a four month hold period in Canada in accordance with applicable securities laws.

The proceeds raised from the offering will be used by Rubicon to finance the exploration of the Red Lake gold camp and for general working capital purposes, including costs related to the proposed Plan of Arrangement previously announced on November 21, 2005.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “US Securities Act”) or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the US Securities Act and applicable state securities laws or an exemption from such registration is available.

FOR FURTHER INFORMATION PLEASE CONTACT:

Rubicon Minerals Corporation
David Adamson
President & Chief Executive Officer

604-623-3333

OR

Rubicon Minerals Corporation
Bill Cavalluzzo
VP Investor Relations
Toll Free:   1-866-365-4706
bcavalluzzo@rubiconminerals.com
www.rubiconminerals.com

Forward- Looking Information

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address exploration activities and events or developments that Rubicon Minerals Corporation expects to occur, are forward-looking statements. Such statements are identified in this release by the use of words such as “will” and “expected” as well as the use of the future or conditional tense. Although the Corporation believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploration successes, and continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Corporation does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

INDUSTRY: MNG